Exhibit 3.8

TKE
Energy Trust

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

MANAGEMENT REPORT

The management of TKE Energy Trust is responsible for the financial information and operating data presented in this annual report.

The financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a basis consistent with that in the financial statements.

TKE Energy Trust maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Trust’s assets are properly accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors, composed of non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing (external and joint venture), internal controls, accounting policy, financial reporting matters and reserves determination process. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by KPMG LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP have full and free access to the Audit Committee

“Signed”	“Signed”

Norman W. Holton	Gordon K. Case
Chairman	Vice President and
and Chief Executive Officer	Chief Financial Officer

March 22, 2005

AUDITORS’ REPORT

To the Unitholders of TKE Energy Trust

We have audited the consolidated balance sheets of TKE Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG,LLP
Chartered Accountants
Calgary, Canada

March 22, 2005

TKE Energy Trust
Consolidated Balance Sheets

	December 31	December 31
	2004	2003
		(Restated - Note 4)
	($)	($)
ASSETS

Current Assets
Cash	33,226	84,249
Accounts Receivable	11,147,688	11,643,716
Prepaid Expenses	1,994,287	857,483

	13,175,201	12,585,448

Investment	—	826,246

Property, Plant and Equipment (Note 7)	142,698,993	146,551,551

Goodwill	11,160,724	11,160,724

	167,034,918	171,123,969

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	21,392,456	15,844,774
Bank Indebtedness (Note 8)	33,670,000	45,300,000
Cash Distribution Payable	1,880,307	—
Current Portion of Obligations Under Capital Lease (Note 9)	210,487	925,420

	57,153,250	62,070,194

Obligations Under Capital Lease (Note 9)	310,212	522,131

Asset Retirement Obligations (Note 4)	4,272,103	3,446,000

Future Income Taxes (Note 11)	38,674,980	36,174,980

Unitholders’ Equity
Unitholders Capital (Note 10)	58,835,853	53,985,151
Exchangeable Shares of Subsidiary (Note 10)	6,179,712	—
Contributed Surplus (Note 10)	233,204	—
Accumulated Earnings	3,293,291	14,925,513
Accumulated Cash Distributions	(1,917,687)	—

	66,624,373	68,910,664
Commitments and Contingencies (Note 12)
	167,034,918	171,123,969
Approved on Behalf of the Board:

“Signed”	“Signed”

Norman W. Holton, Director	Jeffrey W. C. Arsenych, Director

See Accompanying Notes

TKE Energy Trust
Consolidated Statements of Earnings and Accumulated Earnings

	For the Year	For the Year
	Ended December 31	Ended December 31
	2004	2003
		(Restated – Note 4)
	($)	($)
Revenue
Oil and Gas Revenues	76,631,065	61,906,862
Royalties, Net of Alberta Royalty Tax Credit	18,618,312	12,372,279

	58,012,753	49,534,583
Expenses

Oil and Gas Operating	13,872,852	8,935,754
Interest on Debt	2,036,002	1,961,471
General and Administrative	2,409,180	2,201,672
Stock-Based Compensation	2,709,753	—
Depreciation and Depletion	29,806,563	24,773,000
Accretion	431,724	227,000

	51,266,074	38,098,897

Net Income Before Income Taxes	6,746,679	11,435,686

Income Taxes
Capital	223,156	176,710
Future (Note 11)	1,020,000	1,100,000

	1,243,156	1,276,710

Net Income For the Period	5,503,523	10,158,976

Accumulated Earnings, Beginning of Period As Previously Reported	14,506,038	5,703,062

Stock-Based Compensation-Retroactive Adoption (Note 2)	(616,000)	—

Asset Retirement Obligations – Retroactive Adoption (Note 4)	419,475	369,475

Accumulated Earnings, Beginning of Period As Restated	14,309,513	6,072,537

Plan of Arrangement (Note 3)	(16,481,245)	—

Adjustment for Share Redemption	(38,500)	(1,306,000)

Accumulated Earnings, End of Period	3,293,291	14,925,513

Net Income per Unit (Note 10h)

Basic	0.33	0.77

Diluted	0.33	0.75

See Accompanying Notes

TKE Energy Trust
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2004 and 2003

	For the Year	For the Year
	Ended December 31	Ended December 31
	2004	2003
		(Restated – Note 4)
	($)	($)
Operating Activities
Operating Activities
Net Income	5,503,523	10,158,976

Items not Requiring Cash:
Stock Based Compensation	2,709,753	—
Depreciation, Depletion and Accretion	30,238,287	25,000,000
Future Income Taxes	1,020,000	1,100,000
Asset Retirement Expenditures	—	(18,189)

Funds from Operations	39,471,563	36,240,787

Change in Non-cash Working Capital	1,896,260	(3,702,918)

Cash Provided by Operating Activities	41,367,823	32,537,869

Financing Activities
Issue of Units	8,032,800	39,948,366
Plan of Arrangement	(4,238,350)	—
Share Issue Costs	(103,655)	(2,425,996)
Repurchase of Units	(107,160)	(2,388,934)
Bank Indebtedness	(9,630,000)	12,676,265
Obligations Under Capital Lease	(926,852)	(65,672)
Loans to Officers and Directors	—	475,306
Changes in Non-Cash Working Capital	(519,697)	—

	(7,492,914)	48,219,335
Investing Activities
Investments	31,907	—
Property, Plant and Equipment	(37,652,325)	(34,843,843)
Acquisitions of Subsidiary, Net of Cash Acquired	—	(52,078,867)
Change in Non-Cash Working Capital	3,694,486	6,232,599

	(33,925,932)	(80,690,111)
Increase (Decrease) in Cash and Cash Equivalents During the Year	(51,023)	67,093
Cash and Cash Equivalents: Beginning of Year	84,249	17,156

Cash and Cash Equivalents: End of Year	33,226	84,249

Taxes Paid	109,509	26,710

Interest Paid	2,057,108	1,811,829

See Accompanying Notes

TKE Energy Trust
Notes to Consolidated Financial Statements

TKE Energy Trust (“TKE” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the “Arrangement”) that became effective on November 2, 2004.

The reorganization resulted in the shareholders of TUSK Energy Inc. receiving trust units or exchangeable shares in the Trust, a new energy trust that owns approximately 95 percent of the assets formerly held by TUSK Energy Inc. In addition, the shareholders of TUSK Energy Inc. received shares in a separate, publicly-listed, exploration-focused company TUSK Energy Corporation (“TUSKEx”). The remaining 5 percent of the assets of TUSK Energy Inc. were transferred to TUSKEx.

Pursuant to the Arrangement, shareholders of TUSK Energy Inc. received shares of TUSKEx and at their election, either units of the Trust, which pays monthly cash distributions or exchangeable shares of a subsidiary of the Trust which may be exchanged into units of the Trust. The Arrangement resulted in TUSK Energy Inc. shareholders receiving one trust unit or exchangeable share of the Trust and one of a share in TUSKEx for every two shares of TUSK Energy Inc.

As part of the Arrangement, the Trust put in place new credit facilities totalling $47.5 million to replace existing debt (refer to note 8, Bank Indebtedness).

Upon completion of the Arrangement, 15.9 million trust units and 1.8 million exchangeable shares were outstanding.

The conversion of TUSK Energy Inc. to a Trust has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements for 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by TUSK Energy Inc. The year ended December 31, 2004 reflects the results of operations and cash flows of TUSK Energy Inc. and it’s subsidiaries for the period January 1 to November 1, 2004 and the results of operations and cash flows of the Trust and it subsidiaries for the period November 2 to December 31, 2004. The comparative figures are the results of TUSK Energy Inc. and its subsidiaries. Due to the conversion into an energy trust, certain information included in the financial statements for prior periods may not be directly comparable.

The term “units” has been used to identify both the Trust units and exchangeable shares of the Trust issued on or after November 2, 2004 as well as the common shares of TUSK Energy Inc. outstanding prior to the conversion on November 2, 2004.

Relationship with TUSK Energy Corporation

In conjunction with the Plan of Arrangement, TUSKEx and TKE entered into a Technical Services Agreement which provides for the shared services required to manage TUSKEx’s activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, TUSKEx is charged a technical services fee by TKE, on a cost recovery basis, in respect of management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period ended December 31, 2004 (the “period”) the technical services fee was $245,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or at some other date as may be mutually agreed.

As a result of the Plan or Arrangement, TUSKEx and TKE have joint interest in certain properties and undeveloped land. These joint interest properties are governed by standard industry agreements.

As at December 31, 2004, accounts receivable and accounts payable included $1.79 million due to TUSKEx, which includes standard joint venture amounts, including revenue. During the period, TUSKEx reimbursed TKE approximately $1.3 million for capital expenditures, incurred between the announcement of the Plan of Arrangement and the information of TUSKEx, that are related to lands subsequently owned by TUSKEx.

1.             Accounting Policies

a)                                      Nature of Business and Basis of Presentation

TKE is involved in the production, development and exploration of petroleum and natural gas in British Columbia, Alberta and Saskatchewan. The financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

b)                                      Joint Operations

Substantially all of the exploration, development and production activities are conducted jointly with others and accordingly, the Trust only reflects its proportionate interest in such activities.

c)                                      Measurement Uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas property, plant and equipment and the provision for asset retirement obligations are based on estimates. The cost recovery ceiling test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

d)                                      Cash and Cash Equivalents

Cash and cash equivalents consists of cash in the bank, less outstanding cheques and short-term deposits with an original maturity of less than three months.

e)                                      Petroleum and Natural Gas Properties

The Trust follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges of non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges related to exploration and development activities.

Petroleum and natural gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the petroleum and natural gas assets. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs are discounted using the risk-free rate. Proceeds from the disposition of petroleum and natural gas properties are applied against capitalized costs except for dispositions that would change the rate of depletion and depreciation by 20% or more, in which case a gain or loss would be recorded.

f)                                        Depletion and Depreciation

Capitalized costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit-of-production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content of six thousand cubic feet of gas to one barrel of oil. Costs of significant unproved properties, net of impairments, are excluded from the depletion and depreciation calculation.

g)                                     Goodwill

Goodwill is tested for impairment on an annual basis in the fourth quarter. If indications of impairment are present, a loss would be charged to earnings for the amount that the carrying amount of the goodwill exceeds its fair value.

h)                                     Asset Retirement Obligations

The Trust records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost, which is depleted on a unit-of-production basis over the life of the proved reserves. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

i)                                        Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title passes to an external party.

j)                                        Transportation Expenses

Transportation expenses are presented as an expense in the Statement of Operations and Accumulated Earnings.

k)                                    Financial Instrument

The Trust periodically used certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its crude oil and natural gas sales. Gain and losses on these transactions are reported as adjustments to revenue when the hedged production is sold.

l)                                        Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unit holders. The Trust subsidiaries follow the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

m)                                  Unit Based Compensation Plan

The Trust applies the fair value method for valuing trust unit incentive rights. Under this method, compensation cost, attributable to trust unit incentive rights granted to officers, directors and other service providers of TKE is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon the exercise of the trust unit incentive rights, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

The Trust has not incorporated an estimated forfeiture rate for incentive rights, rather, the trust accounts for actual forfeiture as they occur.

n)                                     Per Unit Information

Per unit information is calculated on the basis of the weighted average number of Trust Units outstanding during the fiscal year. Diluted per unit information reflects the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units. Diluted per share information is calculated using the treasury stock method that assumes any proceeds received by the Units upon the exercise of in-the-money stock options plus the unamortized stock compensation cost would be used to buy back Trust Units at the average market price for the period.

2.             Change in Accounting Policies

a)                                      Asset Retirement Obligations

Effective January 1, 2004 the Trust retroactively adopted the new Canadian accounting standard for asset retirement obligations. The new recommendations require that the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in fair value of the liability through charges to accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. Note 4 discloses the impact of the adoption of the new standard on the financial statements.

b)                                      Stock-based Compensation

Effective January 1, 2004 the Trust adopted the new Canadian accounting standard for stock based compensation, retroactively without restatement of prior periods. The recommendations require the Trust to record a compensation expense with a corresponding increase to contributed surplus over the vesting period based in the fair value of options granted to employees and directors. Upon the exercise of options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. This change resulted in a decrease to accumulated earnings of $616,000, an increase to contributed surplus of $600,000 and an increase to share capital of $16,000.

c)                                      Property, Plant and Equipment –Oil and Gas

Effective January 1, 2004 the Trust adopted new Canadian guidelines which modify the way the ceiling test is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value using the expected future cash flows which are discounted using a risk free rate. The adoption of the new guidelines had no effect on the Trust’s financial results.

d)                                      Hedging Relationships

Effective January 1, 2004, the Trust adopted the new Canadian accounting guideline relating to hedging relationships which requires the identification, designation and documentation of each hedging relationship as well as an assessment of the effectiveness of the hedging relationship. The guideline does not specify how hedge accounting is applied, and accordingly, the Trust’s derivative financial instrument accounting policy in the 2003 annual consolidated financial statements remains unchanged. Adoption of the new guideline had no effect on the Trust’s financial statements.

3.             Plan of Arrangement

Under the Arrangement, TUSK Energy Inc. transferred to TUSKEx certain assets and liabilities. The details are as follows:

Amount ($)

Investment	794,339
Petroleum and Natural Gas Properties	13,452,953
Future Income Tax Asset	2,060,000
Accounts Payable Assumed	(1,524,397)
Bank Debt Assumed	(2,000,000)

Net Assets Transferred and Reduction on Accumulated Earnings	12,782,895
Plan of Arrangement Costs, Net of Income Tax Benefit of $540,000	3,698,350

Total Plan of Arrangement and Reduction in Accumulated Earnings	16,481,245

4.             Asset Retirement Obligations

The Trust retroactively adopted the new recommendations on the recognition of the obligations to retire long-lived tangible assets. The change was effective January 1, 2004 and the revision was applied retroactively.

The effect of the adoption is presented below as increases (decreases):

Balance Sheet	As of December 31, 2003
Asset retirement costs, included in property, plant and equipment	3,068,000
Accumulated amortization on asset retirement costs included in property, plant and equipment	464,000
Asset retirement obligations	3,446,000
Site restoration liability	(1,536,475)
Future income tax liability	275,000
Retained earnings	419,475

Income statement	Year Ended December 31, 2003
Accretion expense	227,000
Depletion and depreciation on asset retirement costs	336,000
Provision for future site restoration	(613,000)
Net income impact	50,000
Net income per share - basic	—
- diluted	—

The Trust’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $16.9 million which will be incurred between 2005 and 2050. The majority of the costs will be incurred between 2010 and 2020. A credit-adjusted risk-free rate of 9.1% percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations	Year ended December 31, 2004	Year end December 31, 2003
Balance, beginning of period	3,446,000	764,000
Liabilities incurred in period	394,379	2,455,000
Liabilities settled in period	—	—
Accretion expense	431,724	227,000
Balance, end of period	4,272,103	3,446,000

5.             Acquisition of Del Roca Energy Ltd.

On January 29, 2003 the Trust acquired all of the issued and outstanding shares of Del Roca Energy Ltd., a public company engaged in the exploration for and production of natural gas and crude oil in Western Canada. The transaction was accounted for using the purchase method with the results of operations being included from the date of acquisition.

$
Consideration given
Cash	6,335,443
Transaction Costs	227,142
Total Cash Consideration	6,562,585
Non-Cash Issue of 2,800,000 Common Shares @ $2.56 per share	7,117,819

13,680,404

Allocation of Purchase Price
Capital Assets	23,369,825
Future Income Taxes	(4,904,161)
Future Site Restoration	(247,541)
Working Capital	686,016
Bank Indebtedness	(5,223,735)

13,680,404

6.             Acquisition of Sunfire Energy Corporation

On June 30, 2003 the Trust acquired all of the issued and outstanding shares of Sunfire Energy Corporation a public company engaged in the exploration for and production of natural gas and crude oil in Western Canada. The transaction was accounted for using the purchase method with the results of operations being included from the date of acquisition.

$
Consideration given
Cash	44,910,631
Transaction Costs	843,656
Total Cash Consideration	45,754,287

Allocation of Purchase Price
Capital Assets	66,270,656
Goodwill	11,160,724
Future Income Taxes	(15,997,944)
Future Site Restoration	(275,662)
Working Capital (includes cash of $238,005)	262,839
Obligations Under Capital Lease	(466,326)
Bank Indebtedness	(15,200,000)

45,754,287

7.             Property, Plant and Equipment

	December 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value
	($)	($)	($)

Oil and Gas Properties	218,862,996	76,723,633	142,139,363
Furniture and Equipment	1,092,416	532,786	559,630

	219,955,412	77,256,419	142,698,993

	December 31, 2003
	Cost	Accumulated Depletion and Depreciation	Net Book Value
	($)	($)	($)

Oil and Gas Properties	193,027,150	47,083,932	145,943,218
Furniture and Equipment	974,256	365,923	608,333

	194,001,406	47,449,855	146,551,551

The calculation of 2004 depletion and depreciation included an estimated $10.2 million for future development costs associated with proved undeveloped reserves and excluded $2.1 million for the estimated future net realizable value of production equipment and facilities and $28.9 million for the estimated value of unproven properties.

Included in the Trust’s property, plant and equipment balance is $2.6 million, net of accumulated depletion, related to asset retirement obligations ($3.1 million before accumulated depletion) (Refer to note 4).

The Trust capitalized approximately $1.8 million of geological and geophysical expenses associated with the exploration and development of capital assets during the year ended December 31, 2004 (2003 - $1.4 million).

Adoption of the new guideline for oil and gas accounting using the full cost method, as outlined in note 1, had no effect on the Trust’s financial statements, based on the ceiling test prepared on initial adoption on January 1, 2004 using commodity price forecasts of the Trust’s independent reserve engineers adjusted for differentials specific to the Trust’s reserves. The Trust performed a ceiling test calculation at December 31, 2004 resulting in the undiscounted cash flows from proved reserves and the lower of cost and market of unproved properties exceeding the carrying value of oil and gas assets. The following table summarizes the future benchmark prices the Trust used in the ceiling test:

	Crude Oil		Natural Gas
	West Texas	Edmonton	AECO
	(US$/bbl)	(Cdn$/bbl)	(Cdn$/mmbtu)
2005	42.00	50.22	6.55
2006	40.00	49.00	6.30
2007	38.00	47.72	5.80
2008	36.00	45.15	5.55
2009	35.00	43.87	5.63
Thereafter (2)	1.5%	1.5%	1.5%

(1)                                  Future prices incorporated a $0.82 US/Cdn exchange rate for 2005, $0.80 US/Cdn for 2006 and $0.78 US/Cdn thereafter.

(2)                                  Percentage change of 1.5% represents the change in future prices each year after 2009 to the end of the reserve life.

8.             Bank Indebtedness

Bank indebtedness is a revolving loan in the amount of $47,500,000 and bears interest at the bank’s prime lending rate plus 0.375% for the fourth quarter and is adjusted based on debt cash flow ratio, as defined, each quarter. The loan is scheduled to be reviewed no later than June 30, 2005. At December 31, 2004 the bank’s prime lending rate was 4.25%. The loan is secured by a $100,000,000 floating charge debenture over the majority of the assets of the Trust and a general security agreement covering all present property of the Trust. The Trust is required to meet certain financial and engineering reporting requirements.

9.             Obligations Under Capital Lease

Leases relating to gas compression and other equipment, having initial costs totalling $1.2 (2003 - $1.7 million) million have been classified as capital leases and are included in capital assets. The capital lease obligations have implicit interest rates of 5.78% to 8.50% and are repayable as follows: 2005 - $210,487, 2006 - $254,346 and 2007 - $57,298.

10.          Unitholders’ Capital

The Trust Indenture provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, carries the right to one vote and represents an equal undivided beneficial interest in any distributions from the Trust and in the net assets of the Trust in the event of termination or winding-up of the Trust. All trust units are of the same class with equal rights and privileges. Trust units are redeemable at any time at 90% of the market price as defined to a maximum of $250,000 per calendar month.

a)             Trust Units of TKE Energy Trust

	2004		2003
	Number	Amount	Number	Amount

Trust Units
Balance Beginning of Year	—	—	—	—
Issued for Common Shares	15,860,371	58,355,673	—	—
Issued for Cash	4,202	37,380	—	—
Exchangeable Shares Converted	120,353	442,800	—	—

Balance, end of year	15,984,926	58,835,853	—	—

b)             Exchangeable Shares of Subsidiary

	2004		2003
	Number	Amount	Number	Amount

Balance Beginning of Year	—	—	—	—
Issued in Exchange for Common Shares	1,800,000	6,622,512	—	—
Exchanged for Trust Units	(120,353)	(442,800)	—	—

Balance, end of year	1,679,647	6,179,712	—	—

The exchangeable shares are non-voting and can be converted, at the option of the holder into trust units at any time. If the number of exchangeable shares outstanding is less than 180,000, the Trust can elect to redeem the exchangeable shares for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. The number of trust units issued upon conversion is based on the exchange ratio in effect on the date of conversion. The exchange ratio is calculated monthly based on the five day weighted average trust unit trading price preceding the monthly effective date. The exchangeable shares are not eligible for cash distributions, however cash distributions will increase the exchange ratio.

Retraction of Exchangeable Shares

Exchangeable shares may be redeemed their shares at any time by delivering the share certificates to the Trustee, together with a properly completed retraction request. The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the retraction date by the number of exchangeable shares redeemed.

Redemption of Exchangeable Shares

On January 15, 2010 the exchangeable shares will be redeemed by the Trust unless the Board of Directors of TKE Energy Inc. elect to extend the redemption period. The exchangeable shares will be redeemed by either issuing units for an amount equivalent to the value of the exchangeable shares at the current exchange ratio.

c)             Common Shares of TUSK Energy Inc.

	December 31, 2004		December 31, 2003
	Number	Amount	Number	Amount

Balance Beginning of Year	32,427,705	53,985,151	17,613,774	13,002,896
Adjustment	(16,363)	—	—	—
Issued for Cash
Exercise of Stock Options	2,935,000	8,032,800	1,110,333	960,866
Issuance of Common Shares	—	—	12,280,398	36,092,819
Issuance of Flow-Through Common Shares	—	—	2,225,000	10,012,500
Less: Tax Effect of Flow Through Shares	—	—	—	(3,400,000)
Stock Based Compensation Expense of Options Exercised	—	3,076,549	—	—
Repurchased under Normal Course Issuer Bid	(25,600)	(68,660)	(801,800)	(1,082,933)
Stock-based Compensation Adjustment	—	16,000	—	—
Less: Share Issue Expenses, Net of Tax Effect of $40,000 in 2004 & $825,000 in 2003	—	(63,655)	—	(1,600,997)
Exchanged for Trust Units	(31,720,742)	(58,355,673)	—	—
Exchanged for Exchangeable Shares	(3,600,000)	(6,622,512)	—	—

Balance, end of year	—	—	32,427,705	53,985,151

d)             Trust Unit Incentive Plan

The Trust has a trust unit incentive plan where the Trust may grant trust unit incentive rights to its directors, officers and service providers for up to 1,766,000 trust units. Trust unit incentive rights issued in excess of 1,766,000 are subject to shareholder approval at the next unitholders meeting. Under this plan, the exercise price of each trust unit incentive right equals the market price of the Company’s stock on the date of grant. The maximum term of an incentive right is 10 years.

The grant price per Incentive Right (“Grant Price”) shall be equal to the per Trust Unit closing price on the trading day immediately preceding the date of grant, unless otherwise permitted. Under the terms of the Incentive Plan, the exercise price of each Incentive Right is reduced pursuant to a formula. This formula provides that the exercise price of each Incentive Right is reduced by any decreases in the daily closing prices on the TSX of the Trust Units that is in excess of a 2.5% return on TKE Trust’s consolidated net fixed assets (the “Hurdle Rate”); provided however, that such decrease in the exercise price will not exceed the amount by which the Trust Unit distributions exceed the Hurdle Rate. In no case may the exercise price be less than $0.001 per Trust Unit and a participant may elect to have the exercise price equal the Grant Price. Incentive Rights are not transferable or assignable except in accordance with the Incentive Plan and the holding of Incentive Rights shall not entitle a holder to any rights as a Unitholder of TKE Trust.

Unit rights, entitling the holder to purchase units from the Trust, have been granted to directors, officers and service providers of the Trust. Trust unit incentive rights vest one third on each of the first, second and third anniversary from the date of grant.

The following table summarizes information regarding trust unit incentives rights at December 31, 2004 which were granted November 16, 2004:

Unit Rights Outstanding

Exercise Price ($)	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life

9.51	1,766,000	—	4.9

e)             Unit -based Compensation

The fair values of all incentive rights granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of incentive rights granted during the year ended December 31, 2004 and the assumptions used in their determination are as noted below:

Year Ended December 31, 2004

Weighted average fair market value per right	3.143
Risk-free interest rate (percent)	3.03%
Volatility (percent)	37%
Expected life (years)	5

As described in note 2, the Trust adopted the fair value based method of accounting for stock-based compensation for its stock option plan retroactively without restatement of prior periods. Accumulated earnings at January 1, 2004 was decreased by $616,000 with an increase to contributed surplus of $600,000 and an increase to common share capital of $16,000. Beginning January 1, 2004, stock compensation is being recognized in earnings.

f)             Contributed Surplus

The following table reconciles the Trust’s contributed surplus:

	Year Ended December 31, 2004	Year Ended December 31, 2003

Balance, Beginning of Year	—	—
Retroactive Adoption of Unit Based Compensation	600,000	—
Unit Based Compensation Expense	2,709,753	—
Unit Rights Exercised	(3,076,549)	—

Balance, End of Year	233,204	—

g)            Stock Option Plan

A summary of the status of the Company’s stock option plan as of December 31, 2004 and 2003, and changes during the years ending on those dates is presented below.

	2004		2003
	Options	Weighted Average Exercise Price ($)	Options	Weighted Average Exercise Price ($)

Outstanding at beginning of Year	2,720,000	2.63	1,995,000	0.92
Granted	275,000	4.03	1,882,000	3.43
Exercised	(2,935,000)	2.74	(1,110,333)	0.87
Expired/Cancelled	(60,000)	3.98	(46,667)	3.27

Outstanding and exercisable at end of year	—	—	2,720,000	2.63

A total of 2,650,000 stock options of TUSK Energy Inc. were exercised as part of the Plan of Arrangement.

h)            Per Unit Amounts:

Per unit amounts have been calculated on the weighted average number of units outstanding. The weighted average units outstanding for the year ended December 31, 2004 was 16,484,051 (2003 - 13,201,184). In computing diluted earnings per unit, 343,000 units (2003 - 391,104) were added to the weighted average number of units outstanding for the year ended December 31, 2004 for the dilutive effect of incentive rights.

11.          Income Taxes

On March 31, 2004, Bill - 27 Alberta Corporate Tax Amendment Act, 2004 was tabled and received first reading in the Alberta Legislative Assembly. As a result, Bill 27 is substantively enacted and a non-recurring benefit of $590,000 was recorded in the first nine months of 2004.

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory rate of 38.87% (2003 - 41.2%) to income before income taxes. The reasons for the differences are as follows:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Income before Taxes	6,746,679	11,435,686
Less Non-Taxable Income of the Trust	(1,813,909)	—

Taxable Earnings	4,932,770	11,435,686

Combined Federal and Provincial Tax Rate	38.87%	41.2%

Expected Income Tax Expense	1,917,368	4,711,503

Non-Deductible Crown Charges	2,833,372	2,930,300
Alberta Royalty Tax Credit	(278,841)	(290,900)
Stock based Compensation	1,053,281	—
Resource Allowance	(3,549,680)	(3,481,702)
Tax Rate Reduction	(1,099,000)	(2,200,000)
Change to Estimate of Recorded Tax Basis	—	(548,598)
Other	143,500	(20,603)
Capital Taxes	223,156	176,710

	1,243,156	1,276,710

The components of the future tax liability at December 31, 2004 and 2003 are as follows:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
	($)	($)

Property, Plant and Equipment	41,572,980	41,704,980
Unit Issue Costs	(1,248,000)	(1,087,000)
Asset Retirement Obligations	(1,448,000)	(532,000)
Non Capital Losses	—	(3,709,000)
Investment Tax Credits	(202,000)	(202,000)

	38,674,980	36,174,980

12.          Commitments and Contingencies

a)                                      The Trust entered into an agreement to lease office space for five years beginning February 1, 2003 for approximately $336,000 per year.

b)                                     The Trust has been named in a statement of claim, for an unspecified amount, filed by a joint venture partner against the Trust and the previous operator of the Meekwap East Flank Pool alleging that the defendants had failed to account for the joint venture partner’s share of revenues from the East Flank lands. The amount of the liability, if any, can not be determined at this time.

13.          Financial Instruments

a)             Commodity Price Contracts

The Trust has entered into several derivative financial instruments, including crude oil and natural gas costless collar and floor price contracts. The Trust enters into these contracts for the purpose of protecting its future earnings and cash flow from operations from the volatility of crude oil and natural gas commodity prices. The costless collar and floor price contracts reduce fluctuations in petroleum and natural gas revenues by locking in a floor price and, in the case of collars, also a maximum price.

The Trust has entered into several short-term arrangements for both oil and natural gas. For the year ended December 31, 2004, the Trust realized a net loss of $778,103 (2003 - a loss of $1,478,506) on its oil and natural gas price risk management.

Contracts outstanding in respect to financial instruments at December 31, 2004 were as follows:

		Pricing		Cost/
Contract	Volume	Point	Strike Price	Premium	Term

Crude Oil:

Put Option	1,300	WTI	$40.00	$2.17/bbl	Jan 01 - Dec 31

(1) Oil volumes are in barrels per day. Gas volumes are in gigajoules per day.

(2) Strike price and any cost or premium paid is in US dollars for oil.

(3) All dates occur in 2005.

b)            Credit Risk

The Trust’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business and are subject to normal credit risks. To mitigate this risk, the Trust sells substantially all of its production to three primary purchasers under normal industry sale and payment terms. The Trust may be exposed to certain losses in the event on non-performance by counterparties to commodity price contracts. The Trust mitigates this risk by entering into transactions with highly rated major financial institutions.

c)             Foreign Currency Exchange Risk

The Trust is exposed to foreign currency fluctuations as crude oil prices received are referenced in U.S. dollar denominated prices

d)            Fair Value of Financial Instruments

The Trust’s financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable, bank indebtedness and obligations under capital leases. The fair value of these financial instruments approximate their carrying amounts due to their short terms to maturity or the indexed rate of interest on the bank indebtedness.

Transactions entered into after December 31, 2004 are not reflected in the estimated fair market values shown below. At December 31, 2004 the estimated fair value of the above financial instrument transactions were as follows:

$ thousands receivable (payable)

Crude oil contracts	$1,313,083 U.S.

The above estimated fair values are based on the market value of these instruments as at year-end and represent the amounts the Company would receive or pay to terminate the contracts at year-end.

14.          Subsequent Event

On March 1, 2005 the Trust closed an agreement with a syndicate of underwriters to sell 2,900,000 trust units at $10.95 per unit to raise gross proceeds of $31,755,000. Net proceeds from the financing will be used to accelerate the Trust’s ongoing capital programs, repay outstanding borrowing and for general corporate purposes.